UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Biopharmaceuticals to Present at the Brean Murray, Carret Small Cap Institutional Investor Conference

NEW YORK, Monday, January 30, 2006: XTL Biopharmaceuticals, Ltd. (Nasdaq: (LSE: XTL ; NASDAQ: XTLB ; TASE: XTL), a biopharmaceutical company developing drugs against hepatitis, announced today that Ron Bentsur, Chief Executive Officer, will present an overview of the Company at The Brean Murray, Carret Small Cap Institutional Investor Conference in New York City. Mr. Bentsur's presentation will take place on Wednesday, February 1, 2006 at 11:30 a.m. Eastern Time at the Grand Hyatt New York Hotel. A live audio webcast of Mr. Bentsur's presentation will be available at http://www.wsw.com/webcast/bmry2/xtl/. An archived version of the webcast will be available following the conclusion of the live presentation.

Contact:
Ron Bentsur, Chief Executive Officer  Tel: +1-212-531-5971

About XTL Biopharmaceuticals Ltd.

XTL Biopharmaceuticals Ltd. ("XTLbio") is engaged in the research, development and commercialization of therapeutics for the treatment of infectious diseases; with a primary focus on hepatitis C. XTLbio's most advanced therapeutic in Hepatitis C is XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus - presently in Phase 1 clinical trials in patients with chronic hepatitis C.  XTLbio's second Hepatitis C therapeutic is XTL-2125 - a small molecule inhibitor of the hepatitis C virus polymerase - expected to enter Phase 1 clinical trials in 1H2006.  XTLbio hepatitis C pipeline also includes several families of pre-clinical hepatitis C small molecule inhibitors.  In addition, XTL has out-licensed to Cubist Pharmaceuticals an antibody therapeutic against hepatitis B, HepeX-B, which has recently completed a Phase 2b clinical study in transplant patients.  XTLbio is publicly traded on the London, NASDAQ, and Tel-Aviv Stock Exchanges (LSE: XTL; NASDAQ: XTLB; TASE: XTL).

XTL Biopharmaceuticals to Present at the JPMorgan Small Cap Conference

NEW YORK, February 13, 2006 - XTL Biopharmaceuticals, Ltd. (LSE: XTL ; NASDAQ: XTLB ; TASE: XTL), a biopharmaceutical company developing drugs against hepatitis, announced today that Ron Bentsur, Chief Executive Officer, will present an overview of the Company at The JPMorgan Small Cap Conference in Philadelphia. Mr. Bentsur's presentation will take place on Thursday, February 16, 2006 at 9:30 a.m. Eastern Time at the Four Seasons Hotel. A live audio webcast of Mr. Bentsur's presentation will be available at http://equityconferences.jpmorgan.com. An archived version of the webcast will be available following the conclusion of the live presentation.

Contact:
Ron Bentsur, Chief Executive Officer  Tel: +1-212-531-5971

About XTL Biopharmaceuticals Ltd.
XTL Biopharmaceuticals Ltd. ("XTLbio") is engaged in the research, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C. XTLbio is developing XTL-2125 - a small molecule, non-nucleoside inhibitor of the hepatitis C virus polymerase. XTL-2125 is expected to enter Phase I clinical trial in 1H 2006. XTLbio is also developing XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTLbio’s hepatitis C pipeline also includes several families of pre-clinical hepatitis C small molecule inhibitors.  In addition, XTL has out-licensed to Cubist Pharmaceuticals an antibody therapeutic against hepatitis B, HepeX-B, which has recently completed a Phase 2b clinical study in transplant patients.  XTLbio is publicly traded on the London, NASDAQ, and Tel-Aviv Stock Exchanges (LSE: XTL; NASDAQ: XTLB; TASE: XTL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 6, 2006	By:	/s/ Jonathan Burgin
Jonathan Burgin
Chief Financial Officer